                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. )*

  rVue Holdings, Inc.

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                                (Name of Issuer)

                          COMMON STOCK, $0.001 Par Value

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                         (Title of Class of Securities)

                                     74975J104

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                                  (CUSIP Number)

                                 DECEMBER 31, 2013

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             (Date of Event which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE

IS FILED:

[X] RULE 13D-1(B)

[ ] RULE 13D-1(C)

[ ] RULE 13D-1(D)

     *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING

PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF

SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH

WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT

BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES

EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES

OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS

OF THE ACT (HOWEVER, SEE THE NOTES).

                                Page 1 of 6 Pages

CUSIP NO. 74975J104

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  1      NAMES OF REPORTING PERSONS

         Inflection Point Investing, LLC

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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [X]

(b) [ ]

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  3      SEC USE ONLY

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  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

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                           5    SOLE VOTING POWER

           NUMBER OF                 NONE

            SHARES

          BENEFICIALLY     -------------------------------------------------

           OWNED BY        6    SHARED VOTING POWER

             EACH

           REPORTING                10,010,102

            PERSON         -------------------------------------------------

             WITH          7    SOLE DISPOSITIVE POWER

                                     NONE

                           -------------------------------------------------

                           8    SHARED DISPOSITIVE POWER

                                    10,010,102

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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    10,010,102

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        [ ] (SEE INSTRUCTIONS)

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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   7.4%

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  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             OO

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                                Page 2 of 6 Pages

CUSIP NO. 74975J104

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  1      NAMES OF REPORTING PERSONS

         John B. Henderson

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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [X]

(b) [ ]

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  3      SEC USE ONLY

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  4      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

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                           5    SOLE VOTING POWER

           NUMBER OF                2,739,343

            SHARES

          BENEFICIALLY     -------------------------------------------------

           OWNED BY        6    SHARED VOTING POWER

             EACH

           REPORTING                12,749,445

            PERSON         -------------------------------------------------

             WITH          7    SOLE DISPOSITIVE POWER

                                     2,739,343

                           -------------------------------------------------

                           8    SHARED DISPOSITIVE POWER

                                    12,749,445

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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    12,749,445

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        [ ]  (SEE INSTRUCTIONS)

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  11    PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9   9.4%

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  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

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                                Page 3 of 6 Pages

ITEM 1(A)       NAME OF ISSUER:  rVue Holdings, Inc.

ITEM 1(B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  275 N. York Road, Suite 201

                  Elmhurst, IL 60126

ITEM 2(a)       NAME OF PERSON FILING:

                (i)  Inflection Point Investing, LLC (IPI),

                     with respect to shares of Common Stock directly

                     owned by it and its separate client accounts.

                (ii) John B. Henderson (Mr. Henderson) with

                     respect to the shares of Common Stock beneficially

                     owned by him and directly owned by IPI

                     separate client accounts.

                     The foregoing persons are hereinafter sometimes

                 collectively referred to as the Reporting Persons. Any

                 disclosures herein with respect to persons other than the

                 Reporting Persons are made on information and believe after making inquiry to the appropriate party.

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                 The address of the business office of each of the Reporting

                 Persons is 445 Park Avenue, Office #1048, New York,

      New York 10028.

ITEM 2(c)        CITIZENSHIP:

Mr. Henderson is a United States citizen.

IPI is a limited liability company organized under the

laws of the State of New York.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, $0.001 Par Value

ITEM 2(e)        CUSIP NUMBER: 74975J104

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR SS.

                240.13d-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15

                U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act

                (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act

                (15 U.S.C. 78c).

                                Page 4 of 6 Pages

  (d) [ ] Investment company registered under section 8 of the

                Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [X] An investment adviser in accordance with

                ss.240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with

                ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with

                ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the

                Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

                Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP:

        This Statement is being filed with respect to an aggregate of 12,749,445 shares of Common Stock. Beneficial ownership of the Common

        Stock is as follows:

        1. Inflection Point Investing, LLC

           (a) Amount Beneficially owned: 10,010,102

           (b) Percent of Class: 7.4%

           The percentages used herein and in the rest of Item 4 are

           calculated based upon the 135,603,618 shares of Common Stock issued and outstanding as of March 20, 2014, as disclosed in the

           Issuer's Form 10-K for the quarter and full year ended

           December 31, 2013, as filed with the Securities and Exchange

           Commission (SEC) on March 20, 2014.

           (c) (i)  Sole power to vote or direct the vote: -0-

              (ii) Shared power to vote or direct the vote: 10,010,102

             (iii) Sole power to dispose or direct the disposition: -0-

              (iv) Shared power to dispose or direct the disposition: 10,010,102

        2. John B. Henderson

           (a) Amount Beneficially owned: 12,749,445

           (b) Percent of Class: 9.4%

           (c) (i) Sole power to vote or direct the vote: 2,739,343

              (ii) Shared power to vote or direct the vote: 12,749,445

             (iii) Sole power to dispose or direct the disposition: 2,739,343

              (iv) Shared power to dispose or direct the disposition: 12,749,445

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

                                Page 5 of 6 Pages

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        As the discretionary investment manager of its separate client accounts, IPI has power to direct the disposition of shares held by the separate client accounts. Mr. Henderson is the Chief

  Investment Officer of IPI and has the power to direct the affairs of

  IPI, including the voting and disposition of shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED

        THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR

        CONTROL PERSON.  N/A

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                See Item 2.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP. N/A

ITEM 10.        CERTIFICATION.

                By signing below I certify that, to the best of my

knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge

and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

April 18, 2014

                                              /s/ John B. Henderson

                                              ----------------------------------

                                              John B. Henderson, for himself

                                              and as Chief Investment Officer of

      IPI, for itself and certain other

      accounts

                                Page 6 of 6 Pages